Management's Discussion and Analysis of Financial Condition and
Results of Operations of Grand Peak Capital Corp. as at May 28, 2008

 The following discussion and analysis of the financial condition and results of operations of Grand Peak Capital Corp. (the "Company") for the six month period ended March 31, 2008 should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes for the three months ended March 31, 2008. During fiscal year 2007, the Company changed its financial year end from December 31 to September 30.  As such, the discussion pertaining to the financial results herein is in reference to the six month period ended March 31, 2008, and the comparative periods presented will reflect the three month period ended March 31, 2007.  The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles and are expressed in U.S. dollars.

Statements in this management's discussion and analysis, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this management's discussion and analysis and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  The Company does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.

The following selected financial data for the past nine business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

Summary of Quarterly Results

	2008		2007			2006
	Q2	Q1	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$25	$18	$29	$14	$2	$89	$(73)	$6	$9

Net income (loss)	(57)	(26)	(106)	37	(14)	(34)	(59)	(13)	29
Net income (loss) per share
Basic	(0.01)	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005
Fully diluted	(0.01)	(0.01)	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005
Total assets	2,224	2,252	1,180	625	441	448	160	305	132
Net assets	1,579	1,610	566	465	30	38	(253)	(191)	(332)
Debt	645	642	615	400	411	411	412	499	464
Shareholders' equity (deficit)	1,579	1,609	565	225	30	38	(253)	(191)	(332)
Capital stock	4,350	4,350	3,279	2,899	3,456	2,649	3,631	3,631	3,456
Dividends	–	–	–	–	–	–	–	–	–
Weighted average common stock outstanding, fully diluted share	14,267	13,700	13,700	11,033	7,940	7,940	7,069	6,376	5,934

Liquidity and Capital Resources

The Company's principal assets consist of cash. The Company's principal sources of funds are its available cash resources, bank financing and public financing. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At March 31, 2008, the Company's readily available cash totaled $1,187,682, while additional sources of liquidity included $713,770 in marketable securities and $41,584 of loans, prepaid expenses and other receivables.  The Company held cash and marketable securities of $438,536 and $2,340 respectively as at March 31, 2007.  The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period.  The market value of marketable securities as at March 31, 2008 was $461,390.63.  Total current assets as at March 31, 2008 were $1,943,036 compared to $440,875 as at March 31, 2007.

Operating activities increased cash of $136,381 in the quarter ended March 31, 2008 due predominately to an increase in accounts payable and loans payable compared to a decrease of cash as a result of operating activities of $14,311 during the quarter ended March 31, 2007, predominately from the net loss incurred during such year.  Investing activities reduced cash in the amount of $993,174 from the purchase of short term investments and marketable securities and deferred exploration and development expenses during the quarter ended March 31, 2008 compared to investing activities generating cash of nil in the quarter ended March 31, 2007.  Financing activities generated cash of $1,700,991 from the issuance of common shares compared to nil in the quarter ended March 31, 2007.

Financial Position

Total assets of the Company as at March 31, 2008 increased to $2,224,780 compared to $440,875 at March 31, 2007, predominately from a private placement financing.   The Company's liabilities increased to $645,751 as at March 31, 2008 compared to $410,771 as at March 31, 2007, due largely to the increase of accounts payable and accrued liabilities during the year.  The Company reported loans payable of $404,000 as of March 31, 2008 compared to $342,936 at March 31, 2007.

Shareholders' Equity

Shareholders' equity as at March 31, 2008 was $1,579,029 compared to $31,104 as at March 31, 2007.  The Company had 8,466,702 shares issued and outstanding as at March 31, 2008.

Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "accumulated other comprehensive income".

Expenses for the quarter ended March 31, 2008 totaled $82,039 compared to $16,252 in the quarter ended March 31, 2007.  For the quarter ended March 31, 2008, expenses consisted mainly of professional fees of $47,733 and transfer agent and regulatory fees of $32,964, office expenses of $1,000 and bank charges and interest of $342.

Other income before other items includes interest and royalty income of $25,024 for the quarter ended March 31, 2008 compared to revenue of $2,081 for the quarter ended March 31, 2007.

The Company reported a net loss of $57,015 in the quarter ended March 31, 2008 compared to a net loss of $14,171 in the quarter ended March 31, 2007.  Basic and diluted loss per common share was $0.01 in the quarter ended March 31, 2008 compared to a loss of $0.002 in the same quarter last year.

Management assessment of Internal Controls

During the most recent interim quarter ending March 31, 2008, there have not been changes in the design of the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Additional Information

Effective March 27, 2008 Thomas J. Kennedy was appointed as director of the Company upon the resignation of Mahmoud S. Aziz.  Mr. Aziz stepped down from the board of directors in order to dedicate his time to his principal business activities.

Additional Information relating to the Company is available on SEDAR at www.sedar.com.